Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Care Capital Properties, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-206433) and on Form S-3 (No. 333-213616) of Care Capital Properties, Inc. of our reports dated March 1, 2017, with respect to the consolidated balance sheets of Care Capital Properties, Inc. as of December 31, 2016 and 2015, and the related combined consolidated statements of income and comprehensive income, equity, and cash flows of Care Capital Properties, Inc. and Predecessors for each of the years in the three-year period ended December 31, 2016, the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in Care Capital Properties, Inc.’s annual report on Form 10-K for the year ended December 31, 2016. Our reports refer to the combined consolidated financial statements of Care Capital Properties, Inc. and Predecessors for periods prior to the separation, which represent a combination of entities under common control of Ventas, Inc. and have been “carved out” of Ventas, Inc.’s consolidated financial statements and reflect significant assumptions and allocations, including allocations of certain operating expenses from Ventas, Inc. These costs may not be reflective of the actual costs which would have been incurred had the predecessors operated as an independent, stand-alone entity separate from Ventas, Inc.
/s/ KPMG LLP
Chicago, Illinois
March 1, 2017